UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39314

TALKSPACE, INC.

(Exact name of registrant as specified in its charter)

622 Third Avenue

New York, New York 10017

(212) 284-7206

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*
On August 17, 2026, in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of March 9, 2026, by and among Talkspace, Inc., a Delaware corporation (the “Registrant”), Universal Health Services, Inc., a Delaware corporation (“UHS”), and UHS Merger Subsidiary, Inc., a Delaware corporation and indirect wholly owned subsidiary of UHS (“Merger Sub”), Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant surviving the Merger as an indirect, wholly-owned subsidiary of UHS.

Pursuant to the requirements of the Securities Exchange Act of 1934, Talkspace, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: August 27, 2026	TALKSPACE, INC.

	By:	/s/ Steve Filton
	Name:	Steve Filton
	Title:	Vice President